[Letterhead of Jenkens & Gilchrist]

                                 October 7, 2005


VIA EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Daniel F. Duchovny, Attorney-Advisor
           Office of Mergers and Acquisitions

         Re: FIRSTPLUS Financial Group, Inc.
             Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") Filed September 22, 2005
             File No. 1-13753

Ladies and Gentlemen:

         On behalf of FIRSTPLUS Financial Group, Inc. (the "Company"), we are transmitting via EDGAR to the Securities and Exchange Commission (the "Commission") the revised Schedule 14A (Amendment No. 1) of the Company (the "Amended Proxy Statement"). In addition, we are transmitting to the Commission the following responses of the Company to the comments of the Commission's staff (the "Staff") as set forth in the letter of Daniel F. Duchovny, Attorney-Advisor, Office of Mergers and Acquisitions, dated September 28, 2005 (the "Comment Letter"). We have also attached hereto as Annex A the acknowledgment of the Company requested in the third paragraph under the heading "Closing Comments" in the Comment Letter.

         The responses herein are based on information provided to this firm by the Company. The Amended Proxy Statement incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment prior to the response.

Schedule 14A

General

1. The filing bears an incorrect EDGAR header identification tag. This preliminary proxy statement should have been filed with a header identification tag of PREC14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216. Please be certain your revised preliminary proxy statement is correctly tagged.


         The Company has faxed a request for the header identification tag of PREC14A. A copy of the request is attached hereto as Annex B.

2. Since there will be an election contest at your annual meeting, you should revise the notice and letter to shareholders, and other appropriate portions of your preliminary proxy statement to adequately and accurately apprise shareholders of the election contest. Refer to Exchange Act Rule 14a-9.

         In response to the Staff's comment, the Company has revised the Notice of 2005 Special Meeting of Shareholders & Proxy Statement, Letter to Shareholders to apprise shareholders that a group of shareholders affiliated with the petitioners in the Court Action described in the Proxy Statement has indicated its intention to initiate a proxy solicitation to elect a slate of four persons selected by them to the Board of Directors. Other appropriate portions of the Amended Proxy Statement address this intention to initiate a proxy solicitation, specifically in the sections entitled "Questions and Answers--Why am I receiving this special meeting information and proxy?", "Questions and Answers--Who pays the costs of proxy solicitation?", "Election of Directors" and "Other Matters to Come Before the Meeting--Other Matters; Opposing Solicitation".

Questions and Answers - Why am I receiving this special meeting information and proxy?

3. We note your disclosure that the company has not held an election of directors "in more than eighteen months since the last election of directors." It appears from your filings with the SEC that you have not held an election of directors for a period significantly longer than 18 months. Please provide us support for your assertion or revise the disclosure as necessary. We note additionally that the disclosure cited above appears to be contradicted by disclosure in the first paragraph of the section caption "Corporate Governance-Structure of the Board of Directors."

         In response to the Staff's comment, the Company has amended the disclosure to clarify the fact that the petitioners in the Court Action described in the Proxy Statement have asked the court to compel an election since Nevada law allows a court to compel an election if a company has not held an election of directors in more than eighteen months since the last election of directors and, since the Company last held a shareholder meeting in 1998, the Company agreed to treat the lawsuit as a valid request for a special meeting by shareholders in accordance with the Company's bylaws. This revision also clarifies any apparent contradiction with the first paragraph in the section entitled "Corporate Governance--Structure of the Board of Directors."

Questions and Answers - How do I vote my shares?

4. Please revise the last paragraph of this answer to clarify that security holders who have already returned a proxy card may revoke the proxy by delivering a later dated proxy card.

         In response to the Staff's comment, the Company has revised the last paragraph of this answer to state that a person who has already returned a proxy card may revoke the proxy by delivering a later-dated proxy card.

Questions and Answers - May I vote in person at the meeting?

5. Please revise your proxy statement to disclose the Internet voting site to which security holders are referred by this answer. If a password is necessary to access the site, please provide the password supplementally.

         The Company has revised the Proxy Statement to delete the reference to the Internet voting site, which was inadvertently described in the Proxy Statement as there will not be Internet voting in connection with the Special Meeting.

Questions and Answers - Who pays the costs of solicitation?

6. Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone. Also, please tell us the manner in which Mellon Investors Services and Buck Consultants may solicit votes by personal interview and electronic means. We may have further comment.

         The Company has informed us that it confirms that it will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone. Mellon Investor Services has informed the Company that it currently has no formal plans to solicit votes by email or personal interview.

Proposal Number 1. Election of Directors

7.       Provide the disclosure required by Item 5(b)(1)(iii), (vi), (vii),
         (viii), (ix) and (xii) of Schedule 14A.

         The disclosure required by Items 5(b)(1)(iii), (vi), (vii), (viii),
         (ix) and (xii) of Schedule 14A is set forth in Annex A to the Amended Proxy Statement, with cross references to the text of the Amended Proxy Statement where appropriate.

         Item 5(b)(1)(iii) has not been specifically addressed as Item 5(b)(1)(iii) states that a negative answer need not be included in the proxy statement or other soliciting material.

         The disclosure required by Item 5(b)(1)(vi) is set forth in Annex A to the Amended Proxy Statement in the section entitled "Information Regarding Transactions in the Company's Securities by the Participants".

         The disclosure required by Item 5(b)(1)(vii) is not applicable, as described in Annex A to the Amended Proxy Statement in the section entitled "Information Regarding Transactions in the Company's Securities by the Participants".

         The disclosure required by Item 5(b)(1)(viii) is set forth in Annex A to the Amended Proxy Statement in the section entitled "Miscellaneous Information Concerning Participants".

         The disclosure required by Item 5(b)(1)(ix) is set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management".

         The disclosure required by Item 5(b)(1)(xii) is set forth in the Amended Proxy Statement in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and in Annex A to the Amended Proxy Statement in the section entitled "Information Regarding

         Ownership of the Company's Securities by Participants".

8. You state that "three of the nominees of the Board, Messrs, Fitzgerald, Freeman and Ward, are 'independent' as such term is defined by the Securities and Exchange Commission." Revise to clarify the standard you use to assess independence. For example, do you mean the NYSE definition you discuss In the "Director Independence" section, which is referenced to in Item 7(d)(3)(iv)(B) of Schedule 14A? Also, revise the "Director Independence" section to clarify the source of the standard you apply. We note that Item 7 requires you to disclose certain information regarding independence; however, Item 7 does not define these terms.

         In response to the Staff's comment, the Company has revised the second paragraph in the section entitled "Election of Directors" and the text in the section entitled "Corporate Governance--Director Independence" to include a specific reference to Item 303A.02 of the corporate governance rules of the New York Stock Exchange.

Certain Relationships and Related Transactions

9. Please disclose the amount of the lease that Firstplus would pay if Capital Lending did not pay Firstplus's portion of the lease.

         In response to the Staff's comment, the Company has disclosed the amount of the lease that it would pay if Capital Lending did not pay the Company's portion of the lease for 2003 and 2004.

10. Clarify the disclosure regarding the loan outstanding to Capital Lending. What are the terms of the loan? When was the loan made?

         In response to the Staff's comment, the Company has clarified the disclosure regarding the loan outstanding to Capital Lending by disclosing the interest rate, maturity date and payment history of the loan.

11. Please revise the disclosure regarding the investment and cross-investment between Firstplus and Capital Lending to present it in chronological order. Currently your disclosure begins with a June 2002 transaction and then describes 2001 transactions before describing 2003 transactions.

         In response to the Staff's comment, the Company has revised the disclosure regarding the investment and cross-investment between the Company and Capital Lending to present it in chronological order.

12. Clarify your disclosure regarding the reciprocal swap that took place in 2003. Also, provide additional background on the lawsuit disclosed in this section.

         In response to the Staff's comment, the company has clarified the disclosure regarding the reciprocal swap by simplifying the terminology of the "reciprocal swap" and clarifying the description of the economic consequences of the transaction. The Company also provided additional identifying information for the lawsuit discussed in this section, which is unrelated to the reciprocal swap, not an item to which Item 404 of Regulation S-K is applicable and described in detail in the Company's Form 10-KSB for the fiscal year ended December 31, 2004.

13. We note in the Executive Compensation section that Mr. Draper served as a trustee of the Firstplus Financial Group, Inc. Grantor Residual Trust. Please tell your basis for not disclosing that relationship in this section.

         As we discussed with Daniel F. Duchovny of the Staff in a telephone conference on October 5, 2005, Item 404 of Regulation S-K does not apply to Mr. Draper serving as trustee of the FirstPlus Financial Group, Inc. Grantor Residual Trust. In addition, this arrangement is disclosed in the Proxy Statement in the section entitled "Executive Compensation", specifically in footnote 1 to the compensation table.

Independent Auditors

14. Please describe the services comprising the fees of $15,046 included in the line item "All Other Fees" in the table in this section. Refer to Item 9(e)(4) of Schedule 14A.

         The Company has described the services comprising the fees of $15,046 included in the line item "All Other Fees" in the table in the section entitled "Independent Auditors--Audit Fees" by stating that such fees consist of accounting fees paid to Daniel Erickson PC in connection with tax preparation services and that at the time of these services, the Company had not engaged an independent auditor.

Security Ownership of Certain Beneficial Owners and Management

15.      Please provide your disclosure as of a more recent date.

         The Company has provided its disclosure as of October 6, 2005, and the Company intends to update such information if appropriate prior to filing its definitive proxy statement.

16. Revise the last sentence of the first paragraph of this section to refer to the proxy statement, not an annual report on Form 10-K. Also, we note that the committee did file a Schedule 13D with respect to its ownership of securities on August 26, 2005, which is properly disclosed in footnote 6 to the table in this section. Revise your disclosure accordingly.

         The Company has revised the first paragraph of this section to remove references to Form 10-KSB and to reference the Proxy Statement instead.

         In addition, the Company has clarified the paragraph to clarify that there is an additional purported "committee" of shareholders who constitute part of the petitioner group, in the Court Action in addition to the purported "committee" listed in the table in this section, which has not filed a Schedule 13D.

Form of Proxy

17. We note that your form of proxy does not provide instructions on how security holders may vote for some of your nominees and withhold authority to vote for your remaining nominees as required by Rule 14a-4(b)(2). See the form of proxy attached to Exchange Act Release No. 31326 (October 16, 1992) for an example of an appropriate format.

         The Company has revised its form of proxy to provide instructions on how security holders may vote for some of the nominees and withhold authority to vote for the remaining nominees by stating "You may withhold authority to vote for one or more nominees by writing the name of the nominee(s) below" in accordance with Exchange Act Release No. 31326.

Closing Comments

         The Company acknowledges the Commission's comments. These general comments have been noted and/or complied with to the extent applicable to the Amended Proxy Statement.

         Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

                                        Sincerely,

                                        /s/ Douglas M. Berman

                                        Douglas M. Berman

Attachments
cc:    Jack (J.D.) Draper
       Andrew E. Jillson, Esq.
       Joseph C. Edwards, Esq.
       Robert W. Dockery, Esq.
       James W. Puzey, Esq.

                                                                         Annex A

                                    FIRSTPLUS
                                F i n a n c i a l

                                 October 7, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Daniel F. Duchovny, Attorney-Advisor
           Office of Mergers and Acquisitions


         Re:   FIRSTPLUS Financial Group, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed September 22, 2005
               File No. 1-13753

Ladies and Gentlemen:

         FIRSTPLUS Financial Group, Inc., a Nevada corporation (the "Company"), in connection with the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in that certain letter of Daniel F. Duchovny, Attorney-Advisor, Office of Mergers and Acquisitions, dated September 28, 2005, hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Sincerely,

                                   FIRSTPLUS Financial Group, Inc.



                                   By:      /s/ Jack (J.D.) Draper
                                            ----------------------------
                                            Jack (J.D.) Draper
                                            President/CEO

                                                                         Annex B
                       [Letterhead of Jenkens & Gilchrist]

                                 October 4, 2005



Securities & Exchange Commission
Edgar Filing
Washington, DC
Attn:  Sylvia Pilkerton, Legal Office

         Re:     FirstPlus Financial Group, Inc.
                 Correction to Filing on September 22, 2005
                 Accession Nos. 0001145443-05-002224

Dear Ms. Pilkerton:

         On Thursday, September 22, 2005, we filed Schedule 14A with an incorrect header identification tag. The correct header identification tag is PREC14A. This mistake was made inadvertently. We respectfully request that you correct the header identification tag from "PRE14A" to "PREC14A."

         Please call me at 214-855-4685 if you have any questions. Thank you for your assistance.

                                              Sincerely,

                                              /s/ Pamela S. Wheeler

                                              Pamela S. Wheeler
                                              Paralegal